



So 3/15/05

05038976

SECUI   ISSION
WASHINGTON, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue, Suite 140
(No. and Street)

Atlanta   GA
(City)   (State)

SEC MAIL RECEIVED
MAR 0 1 2005
WASHINGTON, D.C.
30303
(Zip Code)
185
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kelly Ardrey   404-724-3389

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

MAR 2 3 2005

PricewaterhouseCoopers LLP

THOMSON
FINANCIAL

(Name-if individual, state last, first, middle name)

10 Tenth Street	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

Check One:
     (X)   Certified Public Accountant
     (   )   Public Accountant
     (   )   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, J. Kelly Ardrey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Securities, Inc. , as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
Title

_____
Notary Public
GRUSNETTA V. SMITH
Notary Public, DeKalb County, Georgia
My Commission Expires Mar. 25, 2005

This report ** contains (check all applicable boxes):

(X)   (a)   Facing Page.
(X)   (b)   Statement of Financial Condition.
(X)   (c)   Statement of Income (Loss).
(X)   (d)   Statement of Changes in Financial Condition.
(X)   (e)   Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X)   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)   (g)   Computation of Net Capital.
(   )   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)   (i)   Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)   (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   )   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)   (l)   An Oath or Affirmation.
(   )   (m)   A copy of the SIPC Supplemental Report.
(   )   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of SunTrust Securities, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

SunTrust Securities, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Financial Condition
As Of December 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS (Note 5)	$	5,287,897
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS (Note 5)		18,779
SECURITIES OWNED		14,954,380
COMMISSIONS RECEIVABLE		6,997,318
PREMISES AND EQUIPMENT, net of accumulated depreciation of $1,852,372		762,732
OTHER ASSETS		811,620
TOTAL ASSETS	$	28,832,726

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	559,769
ACCRUED LIABILITIES TO AFFILIATES		6,723,065
DEFERRED INCOME TAXES PAYABLE TO PARENT		246,224
TOTAL LIABILITIES		7,529,058
COMMITMENTS AND CONTINGENCIES (Note 6)		-
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value: 2,000,000 shares authorized; 52,125 shared issued and outstanding		52,125
Additional paid-in capital		18,215,221
Retained earnings		3,036,322
TOTAL SHAREHOLDER'S EQUITY		21,303,668
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	28,832,726

The accompanying notes are an integral part of these financial statements.

SunTrust Securities, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Operations
For the Year Ended December 31, 2004

REVENUES:

Commissions	$	141,329,493
Secondary trading gains, net of losses		18,502,217
Investment management income		40,087,213
Interest		198,343
		200,117,266

EXPENSES:

Compensation and benefits (Note 9)	8,278,700
Occupancy, furniture and equipment	279,050
Legal, consulting, and examination fees	1,334,590
Office expense	200,188
Computer services	8,103,081
Clearing expenses	7,212,924
Other expense	256,719
Expense to affiliates (Note 5)	172,950,712
	198,615,964

INCOME BEFORE TAXES		1,501,302
INCOME TAX EXPENSE		(566,600)
NET INCOME	$	934,702

The accompanying notes are an integral part of these financial statements.

SunTrust Securities, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	$ 52,125	$ 18,215,221	$ 2,101,620	$ 20,368,966
Net Income	-	-	934,702	934,702
Balance, December 31, 2004	$ 52,125	$ 18,215,221	$ 3,036,322	$ 21,303,668

The accompanying notes are an integral part of these financial statements.

SunTrust Securities, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	934,702
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		225,363
Deferred tax benefit		304,000
Changes in operating assets and liabilities:		
Cash segregated under Federal and other regulations		304,660
Securities owned		(14,954,380)
Commissions receivable		(256,198)
Other assets		(26,756)
Accounts payable and accrued liabilities		(547,107)
Accrued liabilities to affiliates, net of receivables from affiliates		544,545
Net cash used in operating activities		(13,471,171)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of premises and equipment		(550,182)
Net cash used in investing activities		(550,182)
NET CHANGE IN CASH AND CASH EQUIVALENTS:		(14,021,353)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR:		19,309,250
CASH AND CASH EQUIVALENTS AT END OF YEAR:	$	5,287,897
Supplemental cash flow information:		
Cash paid for income taxes to Parent	$	910,502

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

SunTrust Securities, Inc. (the "Company" or "STS") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. ("STI"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker-dealer. The clearing broker-dealer collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, STI Classic Funds. This fee income is comprised of advisory fees, which are recorded as investment management income, and commissions and other fees, which are included in commissions in the accompanying statement of operations. The Company shares this fee and expense with affiliates of STI. The allocation of this fee income and expense is recorded in expense to affiliates in the accompanying statement of operations.

Secondary trading transactions and related gains and losses are recorded on a trade-date basis.

Securities Owned

Securities owned primarily consist of U.S. Treasury securities, which were purchased during 2004. These securities are carried at market value with unrealized gains and losses recognized currently in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions, net of expenses associated with the commissions.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated income tax return of STI. The Company provides for taxes as if it was filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by STI.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes.

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

3. NET CAPITAL REQUIREMENTS

Regulatory provisions require the Company to maintain minimum net capital, as defined. At December 31, 2004, the Company was in compliance with the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934. At December 31, 2004, the Company had net capital, as defined, of $14,566,074, which was $14,066,290 in excess of the required net capital of $499,784. The Company's ratio of aggregate indebtedness to net capital was 0.51:1 at December 31, 2004, which is below the 15:1 maximum allowed.

4. CUSTOMER RESERVE EXEMPTON

At December 31, 2004, the Company qualified for exemption, as provided in Rule 15c3-3, Subparagraph (k)(2) of the Securities Exchange Act of 1934.

5. RELATED-PARTY TRANSACTIONS

Cash of $5,287,897 at December 31, 2004, was held at an affiliate (SunTrust Bank). Restricted cash of $18,779 at December 31, 2004, was held at an affiliate (SunTrust Bank). The current tax receivable from the Parent was $56,813 at December 31, 2004, which is included in other assets in the accompanying statement of financial condition.

The Company allocates the majority of revenue net expenses to affiliates of STI, which is recorded as expense to affiliates in the accompanying statement of operations. At December 31, 2004, intercompany expense to affiliates of $6,723,065 was unpaid. At December 31, 2004, Commission receivable of $4,363,649 was uncollected.

6. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation and other legal proceedings arising in the course of its normal business activities. Although the ultimate outcome of these matters cannot be determined at this time, it is the opinion of management that none of these matters, when resolved, will have a significant effect on the Company's financial condition or results of operations.

7. GUARANTEES TO THIRD PARTIES

The Company uses a common third party clearing broker to clear and execute customers' securities transactions and to hold customer accounts. Under the agreement with the Clearing Broker, the Company agrees to indemnify the Clearing Broker for losses that result from a customer's failure to fulfill its contractual obligations. As the Clearing Broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customers' account. For the year ended December 31, 2004, the Company experienced minimal net losses as a result of the indemnity.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported in the accompanying statement of financial condition approximate the estimated fair values of all financial instruments at December 31, 2004.

9. EMPLOYEE BENEFITS

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's contributions to the pension and other employee benefit plans and incentive based compensation plans were approximately $1,163,983 and $1,214,376, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. Options are granted at no less than the fair market value of a share of stock on the grant date and may be either tax-qualified incentive stock options or nonqualified options. The Company accounts for stock options based on the fair–value recognition provision of SFAS No. 123, "Accounting For Stock–Based Compensation." The Company's stock option expense for 2004 was approximately

$102,828, which is also included in compensation and employee benefits expense in the accompanying statement of operations.

10. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes," are as follows:

	Current		Deferred		Total	
			(in thousands)			
Federal	$	764	$	(274)	$	490
State		107		(30)		77
	$	871	$	(304)	$	567

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	(in thousands)
Expected income tax expense at U.S. statutory rate	$ 525
The effect of:	
Increase due to state taxes, net of U.S. federal income tax effects	50
Other, net	(8)
Income tax expense	$ 567

11. SUBSEQUENT EVENTS

On January 3, 2005, NCF Financial Services, Inc., a subsidiary of National Commerce Financial Corporation, was merged with the Company. This transaction was approved by the National Association of Securities Dealers.

SunTrust Securities, Inc.

Schedule I

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As Of December 31, 2004

NET CAPITAL:

Total Shareholder's Equity		$	21,303,668
Deductions:			
Non-Allowable Assets:			
Premises and Equipment	$ 762,732		
Other Assets	798,655		
Commissions Receivable	4,798,152		
Total Non-Allowable Assets		$	(6,359,539)
Other Deductions: Bond Deductible in Excess			(40,026)
Tentative Net Capital			14,904,103
Less: Haircuts			
U.S. Treasuries	$ 323,423		
Other Securities	14,606		
Total Haircuts			(338,029)
NET CAPITAL		$	14,566,074

AGGREGATE INDEBTEDNESS:

Accounts Payable and Accrued Liabilities	$	527,465
Accrued Liabilities to Affiliates		6,723,065
Income Taxes Payable		246,224
TOTAL AGGREGATE INDEBTEDNESS	$	7,496,754

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**51%**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (1)	$	499,784
Minimum dollar net capital required (2)	$	250,000
Net Capital Requirement (greater of (1) or (2) above)	$	499,784
Excess net capital over net capital requirement	$	14,066,290
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	13,816,399

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2004.



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required
by SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
SunTrust Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered
its internal control, including control activities for safeguarding securities, in order to determine
our auditing procedures for the purpose of expressing our opinion on the financial statements and
not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"),
we have made a study of the practices and procedures followed by the Company, including tests
of compliance with such practices and procedures, that we considered relevant to the objectives
stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
    3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
    recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
    securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of control and of the practices and procedures referred to in the



preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005

SunTrust Securities, Inc.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended
December 31, 2004

SunTrust Securities, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Table of Contents to Financial Statements and Supplementary Schedule
For the Year Ended December 31, 2004